# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tenon Medical, Inc., CIK 0001560293
CUSIP: 88066N303
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 104 COOPER CT., LOS GATOS, California (CA), 95032
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0002078467
Persons authorized to receive notices and communications: Wyatt D. Geist, 14502 N Dale Mabry Hwy, Suite 200, Tampa, Florida (FL), 33618, (855) 622-9100

## Reporting persons
- SiVantage Inc. (CIK 0002078467): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 710,300; shared voting power 276,228; sole dispositive power 710,300; shared dispositive power 276,228; aggregate amount beneficially owned 986,528 (12.5% of the class)
  Comment: (7) and (9) Reflects: 710,300 shares of common stock of Tenon Medical, Inc. (the "Issuer") par value $0.001 per share ("Common Stock") owned by SiVantage Inc. (the "Reporting Person").
  (8) and (10) Reflects: (i) 138,114 shares of Common Stock owned by Wyatt D. Geist, a director, officer, and a principal shareholder of the Reporting Person and (ii) 138,114 shares of Common Stock owned by Nathaniel A. Grawey, also a director, officer, and a principal shareholder of the Reporting Person. The Reporting Person disclaims voting and dispositive power with respect to the shares of Common Stock owned by Messrs. Geist and Grawey.
  (11) Reflects: (i) 710,300 shares of Common Stock owned by the Reporting Person; (ii) 138,114 shares of Common Stock owned by Wyatt D. Geist, a director, officer, and a principal shareholder of the Reporting Person; and (iii) 138,114 shares of Common Stock owned by Nathaniel A. Grawey, also a director, officer, and a principal shareholder of the Reporting Person. The Reporting Person disclaims voting and dispositive power with respect to the shares of Common Stock owned by Messrs. Geist and Grawey.
  (13) Based on 8,878,750 shares of Common Stock ($0.001 par value) outstanding as of August 1, 2025, as disclosed in the Form 8-K filed by Tenon Medical, Inc. on August 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Tenon Medical, Inc.
Address of issuer's principal executive offices: 104 COOPER CT., LOS GATOS, California (CA), 95032

## Item 2. Identity and Background
Name of person filing: Reporting Person (SiVantage Inc.) is engaged in the business of developing, manufacturing, selling and distributing a product line related to sacropelvic fixation and fusion procedures, which consists of the SImmetry and SImmetry+ systems.
Residence or business address: The business address of the Reporting Person 14502 N Dale Mabry Hwy, Suite 200, Tampa, FL 33618.
Present principal occupation or employment:
The following individuals (the "Related Persons") are executive officers, directors and/or principal shareholders (i.e. shareholders beneficially owning 10% or more of the shares of the Reporting Person, calculated based on total votes).

Name Business
Address Principal Occupation Relationship to Reporting Person

Wyatt D. Geist 14502 N Dale Mabry Hwy, Suite 200, Tampa, FL 33618 CEO, SiVantage Inc.;
Chief Innovation Officer, Tenon Medical, Inc. Officer/Director/Principal Shareholder

Nathaniel A. Grawey 14502 N Dale Mabry Hwy, Suite 200, Tampa, FL 33618 President and Assistant Secretary, SiVantage Inc.;
Chief Commercial Officer, Tenon Medical, Inc. Officer/Director/Principal Shareholder
John Souza 14502 N Dale Mabry Hwy, Suite 200, Tampa, FL 33618 Independent Product Engineer Principal Shareholder
Rick Morgan 14502 N Dale Mabry Hwy, Suite 200, Tampa, FL 33618 Chief Financial Officer, Treasurer and Secretary, SiVantage Inc. Officer/Director
Brian Ranft 14502 N Dale Mabry Hwy, Suite 200, Tampa, FL 33618 Chief Operating Officer, SiVantage Inc. Officer
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, during the last five years, none of the Related Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, during the last five years, none of the Related Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: To the knowledge of the Reporting Person, each of the Related Persons is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The SImmetry Acquisition

On August 1, 2025 (the "Closing Date"), the Issuer entered into an asset purchase agreement (the "SI APA") by and between the Issuer and the Reporting Person, pursuant to which the Issuer acquired substantially all of the assets of the Reporting Person (the "SImmetry Business"), including the assignment of its intellectual property related to sacropelvic fixation and fusion procedures (the "SI Products"), and assumed certain of its current liabilities and contract obligations, as set forth in the SI APA (the "SImmetry Acquisition"). The SImmetry Acquisition closed on the Closing Date.

On the Closing Date, the Reporting Person received, as consideration for the SImmetry Acquisition, the purchase price consisting of: (i) $750,000 in cash; (ii) 710,300 shares of the Common Stock, of which 473,533 are to be held in by the Issuer for a period of one-year as security to satisfy any indemnification claims against the Reporting Person in accordance with the SI APA; (iii) a royalty equal to 15% of the sales of all SI Products during the one-year period following the Closing Date and 10% of the sales of all SI Products during the following four-year period, subject to a cap of $5.0 million; and (iv) a deferred cash payment of up to a maximum of approximately $1.3 million in the event that the all of the currently issued and outstanding warrants of the Issuer are exercised (which deferred cash payment will be made pro rata based on the actual number of warrants exercised). In addition, upon the Issuer achieving certain future net revenue milestones of the SI Products during the three-year period following the Closing Date, the Issuer may issue up to an additional 867,356 shares of the Common Stock (the "Earnout Shares"), as more fully described below.

Earnout Shares

During the three-year period following the Closing Date, the Issuer will issue the Reporting Person additional shares of Common Stock with respect to the achievement of the milestones set forth below:

(i) upon the Issuer achieving $1 million in aggregate sales of the SI Products after the Closing Date, the Issuer will issue the Reporting Person an additional 276,228 shares of Common Stock;
(ii) upon the Issuer achieving $10 million in aggregate sales of the SI Products after the Closing Date, the Issuer will issue the Reporting Person an additional 276,228 shares of Common Stock; and
(iii) upon the Issuer achieving $20 million in aggregate sales of the SI Products after the Closing Date, the Issuer will issue the Reporting Person an additional 314,900 shares of Common Stock.
The SIMPL Acquisition

On August 1, 2025, the Issuer entered into an asset purchase agreement (the "SIMPL APA") by and between the Issuer and SIMPL Medical, LLC, a Delaware limited liability ("SIMPL"), pursuant to which the Issuer acquired substantially all of the assets of SIMPL (the "SIMPL Business"), including the assignment of its intellectual property related to posterior sacroiliac implant technology (the "SIMPL Products"), and assumed certain of its contract obligations, as set forth in the SIMPL APA (the "SIMPL Acquisition"). The SIMPL Acquisition also closed on August 1, 2025.

The aggregate purchase price for the SIMPL Acquisition payable by the Issuer is a royalty equal to 30% of the net revenue received by the Issuer from the sale of any SIMPL Products during the five-year period following the first commercial sale of any SIMPL Products; provided that in the event that the aggregate royalty payments made by the Issuer to SIMPL exceed $20.0 million, then from and after such time, the Issuer will pay SIMPL a royalty equal to 20% of the net revenue received by the Issuer from the sale of any SIMPL Products during the remainder of such five-year period. The royalty payments noted above will be paid quarterly by the Issuer. The Issuer has the option, subject to certain limitations, to pay up to a percentage of any quarterly royalty by the issuance of its shares of Common Stock, based upon the trailing 10-day volume-weighted average price of the Common Stock at the end of any applicable quarter.

A number of the shareholders of the Reporting Person, including certain of the Related Persons, are also shareholders of SIMPL.

In connection with the transactions described above, Mr. Geist was appointed Chief Innovation Officer and Mr. Grawey was appointed Chief Commercial Officer of the Issuer effective as of the Closing Date. Also, pursuant to their respective employment agreements and restricted stock award agreements, they each received an award of 138,114 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 3 above is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 986,528 shares of Common Stock, constituting approximately 12.5% of the outstanding shares of Common Stock. See Item 3 above for details of the shares of Common Stock beneficially owned by the Related Persons. The Reporting Person disclaims the existence of a group.
Number of shares as to which each person has sole or shared power to vote or dispose: The Cover Page of this Schedule 13D and Items 2 and 3 above are incorporated herein by reference
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person has acquired 710,300 shares of Common Stock in relation to the transactions disclosed in Item 3 above. Wyatt D. Geist and Nathaniel A. Grawey have each acquired 138,114 shares of Common Stock during the past 60 days in connection with the transactions disclosed in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 3 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- SiVantage Inc.: Wyatt D. Geist, Chief Executive Officer (08/08/2025)